FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Significant event regarding the Board amendment of its regulations in order to lead the company’s strategy for corporate social responsibility.

Significant Event

Dirección General de Comunicación	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, December 19, 2007

Num. of pages: 4

The Board amended its Regulations in order to lead the Company’s strategy for Corporate Social Responsibility

ISIDRO FAINE AND JUAN MARIA NIN JOIN

REPSOL’S BOARD

•	Isidro Fainé, Chairman of “la Caixa”, assumes one of the two Vice-Chairmanships of the Board of Directors.

•	The Board of Directors, in full, expressly assumes competences in Corporate Social Responsibility.

•	The new Regulations of the Board enhance its good governance practices.

Today, Repsol YPF’s Board of Directors, at the proposal of Criteria Caixa Corp. (member of “la Caixa” Group) and with the favourable previous report from the Nomination and Compensation Committee, approved the appointments of Isidro Fainé and Juan Maria Nin as institutional outside directors, in substitution of the previous representatives of the financial entity, Jordi Mercader and Manuel Raventós.

Likewise, the Board of Directors, with the favourable previous report from the Nomination and Compensation Committee, appointed Isidro Fainé as Vice Chairman of the Board and member of its Delegate Committee, and Juan Maria Nin as member of the Nomination and Compensation Committee and of the Strategy, Investments and Corporate Social Responsibility Committee. Additionally, the Board has agreed to the re-election of Pemex International España, S.A. as member of the Strategy, Investment and Corporate Social Responsibility Committee.

On behalf of the Board of Directors, the Chairman of Repsol YPF, Antonio Brufau, welcomed the new Board members and thanked Mr. Mercader and Mr. Raventós for their excellent work during their Board tenure.

Significant Event

Mr. Brufau highlighted that it is a privilege for Repsol to have the key executives of “la Caixa” directly participating at the maximum management body of the Company, and that their professional contribution will be very positive for Repsol.

Social Responsibility and Good Governance

Additionally, Repsol’s Board of Directors agreed on the amendment of its Regulations with the objective to adapt their content to the recommendations of the Spanish Unified Good Governance Code.

The amendment of the Board’s Regulations confirms the Company’s commitment with Corporate Social Responsibility, in line with the importance given by the Company to the social function of its business and the value creation for its shareholders in a sustainable, transparent and responsible manner. This way, the current Strategy, Investment and Competition Committee will be named Strategy, Investment and Social Corporate Responsibility Committee, assuming competences in these matters.

Likewise, Repsol’s Board of Directors has introduced technical improvements and systemised and homogenized the rules related to the functioning and internal regime of the Board and its Committees by revoking the Regulations of the Committees and including its contents in the Regulations of the Board (the new revised text of the Regulations will soon be available on the Company’s web page, www.repsolypf.com)

These new measures adopted strengthen the corporate governance actions taken over the past few years, such as the conferring of supervision functions on reserves control, environment and safety to the Audit and Control Committee, and, more recently, the amendments to the By-Laws and to the Regulations of the General Shareholders’ Meeting approved by the Annual General Shareholders’ Meeting held on May 9, 2007.

The efforts of the company in this field have been widely recognized. Repsol YPF is one of the best companies in the world in corporate responsibility, according to the 2007 Accountability Rating, published by Fortune magazine. This rating measures to what degree the Global Fortune 100 companies have incorporated Corporate Responsibility in their strategy and their relationships with their stakeholders.

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Significant Event

ANNEX

After the appointments of the new board members, that must be ratified at the next Company’s General Shareholders meeting, and the appointments related to their Board responsibilities, the composition of the Board and its Committees is the following:

Board of Directors

Chairman	Mr. Antonio Brufau Niubó

Vice Chairmen:	Mr. Luis Fernando del Rivero Asensio
Mr. Isidro Fainé Casas

Members:	Mr. Juan Abelló Gallo
Ms. Paulina Beato Blanco
Mr. Artur Carulla Font
Mr. Luis Carlos Croissier Batista
Mr. Carmelo de las Morenas López
Mr. Ángel Durández Adeva
Mr. Javier Echenique Landiríbar
Mr. Antonio Hernández-Gil Álvarez-Cienfuegos
Mr. José Manuel Loureda Mantiñán
Mr. Juan María Nin Génova
Pemex Internacional España, S.A. (represented on the Board by Mr. Raul Cardoso Maycotte)
Mr. Henri Philippe Reichstul
Mr. Luis Suárez de Lezo Mantilla (Director and Secretary)

Delegate Committee

Mr. Antonio Brufau Niubó (Chairman)

Mr. Luis Fernando del Rivero Asensio

Mr. Javier Echenique Landiríbar

Mr. Isidro Fainé Casas

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Pemex Internacional España, S.A.

Mr. Henri Philippe Reichstul

Mr. Luis Suárez de Lezo Mantilla

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Significant Event

Audit and Control Committee

Ms. Paulina Beato Blanco (Chairman)

Mr. Carmelo de las Morenas López

Mr. Ángel Durández Adeva

Mr. Javier Echenique Landiríbar

Nomination and Compensation Committee

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos (Chairman)

Mr. Artur Carulla Font

Mr. Juan María Nin Génova

Strategy, Investment and Corporate Social Responsibility Committee

Pemex Internacional España, S.A. (Chairman)

Mr. Juan Abelló Gallo

Mr. Luis Carlos Croissier Batista

Mr. José Manuel Loureda Mantiñán

Mr. Juan María Nin Génova

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 19th, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer